November 30, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2006
Form 8-K filed July 14, 2006
File No. 0-13818

Dear Mr. Junquera:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant